

October 4, 2017

Gerard J. Michel
Chief Financial Officer and Vice President
Vericel Corporation
64 Sidney Street
Cambridge, MA 02139

      Re: Vericel Corp
          Form 10-K for the Period Ended December 31, 2016
          Filed March 13, 2017
          001-35280

Dear Mr. Michel:

We have reviewed your September 11, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2017 letter.

Form 10-K for the Period Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Recognition and Net Product Sales, page 57

1.   We acknowledge your response to our prior comment 1 and the disclosures you propose to include in your quarterly report for the period ended September 30, 2017. It is unclear from your response why you concluded that ASC 954-605 is applicable to your sales to Dohmen Life Sciences Services, LLC and Vital Care, Inc. and its franchisees instead of ASC 605 and SAB 104; please clarify. In your response please explain how you meet the requirements in ASC 954-10-15-1A and 1B for ASC 954 to be applicable. If you conclude that ASC 605 and SAB 104 are applicable, please explain why, without

establishing a pattern of collectability, you were allowed to recognize revenues at contract inception given that SAB 104 requires the price to be fixed or determinable and collectibility to be reasonably assured before revenue can be recognized.

You may contact Jacob Luxenburg at 202-551-2339 or Ibolya Ignat at 202-551-3636 if you have questions regarding comments.

Division of Corporation Finance
Office of Healthcare & Insurance